

November 8, 2021

Steven Orbuch
Chief Executive Officer
Sculptor Acquisition Corp I
9 West 57th Street, 39th Floor
New York, NY 10019

> **Re: Sculptor Acquisition Corp I**
> **Registration Statement on Form S-1**
> **Filed October 15, 2021**
> **File No. 333-260302**

Dear Mr. Orbuch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed October 15, 2021

Prospectus Cover Page, page i

1. We note the disclosure on the cover page regarding the ability to extend the time period to complete the initial business combination. Your disclosure appears to provide two separate extensions. Please provide clear disclosure throughout the prospectus of the interplay of these two extensions and the differences. For instance, clarify whether the sponsor is required to deposit additional funding into the trust account to extend the offering if the company has entered into a letter of intent, agreement in principle or definitive agreement. In addition, please provide clear disclosure each place you discuss the extensions that public shareholders will not be offered the opportunity to vote on or redeem their shares in connection with any such extension, such as in the definition of the completion window on page 1. Lastly, please reconcile the summary risk factor

disclosure on page 45 and the risk factor on page 58, which references only 2 extensions of 3 months each, with the cover page disclosure, which reflects a maximum of 3 extensions of 3 months each.

<u>Exhibit Index, page II-3</u>

2.   We note the auditor's consent refers to their report dated June 4, 2021 but the report included on page F-2 does not include this date. Please include an updated consent in your next amendment that refers to the appropriate audit report date.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at 202-551-3783 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael Littenberg, Esq.